EXHIBIT I
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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1   NAME AND ADDRESS OF COMPANY

         The Descartes Systems Group Inc. ("Descartes")
         120 Randall Drive
         Waterloo, Ontario  N2V 1C6


ITEM 2   DATE OF MATERIAL CHANGE

         June 30, 2005


ITEM 3   NEWS RELEASE

         A press release in respect of the material change was issued on June 30, 2005 through CCNMatthews. A copy of the press release is attached as Schedule "A".


ITEM 4   SUMMARY OF MATERIAL CHANGE

         Descartes announced that it has fully repaid all of its 5.5% convertible unsecured subordinated debentures (the "Debentures"), which matured at the close of business on June 30, 2005.


ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         On June 30, 2005, Descartes fully repaid all of its 5.5% Debentures, which matured at the close of business on June 30, 2005. At maturity there was $26,995,000 aggregate principal amount of outstanding Debentures and $742,362.50 of unpaid interest accrued on the Debentures.

         Descartes fully repaid all of the Debentures with a payment of $27,737,362.50 from its cash reserves. Descartes previously announced on May 25, 2005 that its cash, cash equivalents and marketable securities as at April 30, 2005 were $53.1 million.


ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not applicable.


ITEM 7   OMITTED INFORMATION

         Not applicable.


ITEM 8   EXECUTIVE OFFICER

         J. Scott Pagan
         General Counsel & Corporate Secretary
         The Descartes Systems Group Inc.
         (519) 746-8110


ITEM 9   DATE OF REPORT

         July 8, 2005

                                  SCHEDULE "A"

  [LOGO]
DESCARTES

        DESCARTES ANNOUNCES FULL REPAYMENT OF ALL CONVERTIBLE DEBENTURES

WATERLOO, ONTARIO, JUNE 30, 2005 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver, today announced that it has fully repaid all of its 5.5% convertible unsecured subordinated debentures, which matured at the close of business today. At maturity there was $26,995,000 aggregate principal amount of outstanding convertible debentures and $742,362.50 of unpaid interest accrued on these debentures. Descartes fully repaid all of the outstanding convertible debentures with a payment of $27,737,362.50 from its cash reserves. Descartes previously announced on May 25, 2005 that its cash, cash equivalents and marketable securities as at April 30, 2005, were $53.1 million.


ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes' products and services help reduce costs, save time and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, rate management, route planning, wireless dispatch, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

All currency amounts referenced in this release are in United States dollars. All registered and unregistered trademarks mentioned in this release are the property of their respective owners.


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This release may contain forward-looking statements that relate to Descartes' financial condition, liquidity and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission, and other securities commissions across Canada.

CONTACT INFORMATION:
The Descartes Systems Group Inc.
Mavi Silveira
(305) 858-6333
pr@descartes.com